[GRAPHIC OMITTED]
                                                           JACKSON NATIONAL LIFE
                                                               INSURANCE COMPANY
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DATE:             May 12, 2006

TO:               Ellen Sazzman
                  U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:             Susan Rhee
                  ASSISTANT VICE PRESIDENT & ASSOCIATE GENERAL COUNSEL

RE:               Response to Comments to Form N-4 for:
                  Retirement Latitudes (File Nos: 333-132128 and 811-08664)

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This memo and the materials supplied are in response to the letter dated April
28, 2006 (received May 2, 2006 via facsimile) addressed to me for the above referenced filing.

In the interest of convenience for the staff of the Securities and Exchange Commission (the "Commission" and the "Commission Staff", as appropriate), this memo quotes the specific comment, followed by a narrative response (in bold), including reference to the prospectus pages provided in hard copy. As a general matter, we bring to the SEC staff's attention that many of these comments and changes were made in response to prior SEC staff comments on the Company's updated filing on Perspective II (333-70472, filed on January 31, 2006, Accession No. 0000927730-06-000052) and accepted by Mr. Eisenstein.

PROSPECTUS

1.       General

Please explain to staff what relief the Commission has granted in regard to recapture of the bonus in this particular product including the citation for the notice and order granting such relief and the basis for relying on such relief.

         RESPONSE: ON MARCH 5, 2004, THE COMMISSION GRANTED A NOTICE (IC-26379) AND AN ORDER (26407) ON MARCH 29, 2004 FOR THE PREMIUM CREDITS OFFERED IN PERSPECTIVE II (333-70472 AND 811-8664). THE PREMIUM CREDITS AND WITHDRAWAL AND RECAPTURE SCHEDULES FOR RETIREMENT LATITUDES (RL) ARE IDENTICAL TO PERSPECTIVE II (PII). RETIREMENT LATITUDES DOES NOT OFFER THE SAME OPTIONAL SHORTENED WITHDRAWAL CHARGE SCHEDULE. HOWEVER, THE OPTIONAL SHORTENED WITHDRAWAL CHARGE OPTION IN RL IS ONLY AVAILABLE WITH THE 2% PREMIUM CREDIT AND THE SHORTENED WITHDRAWAL CHARGE SCHEDULE IS EQUAL AND IN SOME YEARS LOWER THAN ONE OF THE OPTIONAL WITHDRAWAL CHARGE SCHEDULES OFFERED IN PERSPECTIVE II. THE FOLLOWING COMPARISON IS PROVIDED.


                  WITHDRAWAL CHARGE (AS A PERCENTAGE OF PREMIUM PAYMENTS):
        Completed  Years Since Receipt  of    0        1       2        3       4      5       6       7+
        Premium
        Withdrawal Charge (PII & RL)          8.5%     8%      7%       6%      5%     4%      2%      0
        Withdrawal Charge if Five-Year
        Period is elected (PII)               8%       7%      6%       4%      2%     0       0       0
        Withdrawal Charge if Four-Year
        Period is elected (RJ)                8%       7%      5.5%     3.5%    0      0       0       0
        Withdrawal Charge if Three-Year
        Period is elected (PII)               7.5%     6.5%    5%       0%      0      0       0       0


2.   Periodic Expenses Table (pp. 5-6)

a. Please note in the preamble to the Optional Endorsements Fee table which optional endorsements charges are based on average account value and provide a reference in the preamble to the footnotes for those charges which are not based on this metric.

         RESPONSE A.:  WE HAVE ADDED THE QUOTED LANGUAGE:

         OPTIONAL ENDORSEMENTS - "THE FOLLOWING OPTIONAL ENDORSEMENT CHARGES ARE BASED ON AVERAGE ACCOUNT VALUE: EARNINGSMAX, THE 2%, 3%, 4% CONTRACT ENHANCEMENTS, THE FOUR-YEAR WITHDRAWAL SCHEDULE, THE 20% ADDITIONAL FREE WITHDRAWAL AND ALL OF THE OPTIONAL DEATH BENEFITS. PLEASE SEE FOOTNOTES 11-19 FOR THOSE CHARGES THAT ARE NOT BASED ON AVERAGE ACCOUNT VALUE."

b. Please give the full phrase for the abbreviation "GWB" (presumably guaranteed withdrawal benefit) the first time it is used at pp. 5-6.

         RESPONSE B.: THE ABBREVIATION "GWB" STANDS FOR GUARANTEED WITHDRAWAL BALANCE. THE FIRST TIME "GWB" IS USED IN FOOTNOTE 12 AND IT IS CURRENTLY DEFINED. HOWEVER, WE HAVE ALSO DEFINED "GWB" THE FIRST TIME IT IS USED IN THE BODY OF THE PROSPECTUS WHICH IS IN THE SECTION ENTITLED "7% GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE."


3. Expense Example (p. 11)

Please confirm to staff that with respect to bonus riders, the fee figures in the example do not include any incremental increase attributable to the additional amount that would be credited based on a $10,000 investment.

         RESPONSE: THE EXPENSE EXAMPLES DO NOT INCLUDE ANY BONUSES CREDITED UNDER THE BONUS RIDERS.


4. 7% GMWB Charge (p. 26)

Please disclose how contract owners will be notified of the increase in charges for the 7% GMWB as described in the second full paragraph on p. 26. For example, please see language on p. 46 that has been used to disclose the potential increase in charges upon election of step-up. Please make this disclosure for all riders included in this registration statement.

         RESPONSE: WE HAVE ADDED THE FOLLOWING DISCLOSURE TO ALL OF THE OPTIONAL GMWB CHARGE SECTIONS: "PLEASE CONSULT THE REPRESENTATIVE WHO HELPED YOU PURCHASE YOUR CONTRACT ABOUT THE CURRENT GMWB CHARGES. IN ADDITION, PLEASE CONSULT THE REPRESENTATIVE TO BE SURE IF A STEP-UP IS RIGHT FOR YOU AND ABOUT ANY INCREASE IN CHARGES UPON A STEP-UP. UPON ELECTION OF THE GMWB AND A STEP-UP, THE APPLICABLE GMWB CHARGE WILL BE REFLECTED IN YOUR CONFIRMATION."


5. 7% Guaranteed Minimum Withdrawal Benefit (p. 44)

Please note in the third full paragraph that withdrawals taken as required minimum distributions for tax purposes that are in excess of GAWA, and refer the reader to the section where the rules applicable to such distributions are discussed. Please make this disclosure in all relevant GMWB sections.

         RESPONSE: THE PROSPECTUS ALREADY CONTAINS THE LANGUAGE IN BOLD. HOWEVER, WE HAVE MOVED THE BOLDED LANGUAGE TO THE END OF THE THIRD PARAGRAPH UNDER THE 7% GUARANTEED MINIMUM WITHDRAWAL BENEFIT SECTION. WE HAVE ALSO ADDED SIMILAR LANGUAGE TO THE REMAINING GMWB SECTIONS.

         Withdrawal charges, Contract Enhancement recapture charges, and Excess Interest Adjustments, as applicable, are taken into consideration in calculating the amount of your partial withdrawals pursuant to the 7% GMWB, but these charges or adjustments are offset by your ability to make free withdrawals under the Contract. FOR CERTAIN TAX-QUALIFIED CONTRACTS TO WHICH THE 7% GMWB IS ADDED (SUBJECT TO AVAILABILITY), WITHDRAWALS GREATER THAN THE GUARANTEED ANNUAL WITHDRAWAL AMOUNT (GAWA) ARE ALLOWED, UNDER CERTAIN CIRCUMSTANCES, TO MEET THE CONTRACT'S REQUIRED MINIMUM DISTRIBUTION (RMD) UNDER THE INTERNAL REVENUE CODE
         (CODE), AND THE ENDORSEMENT'S GUARANTEES WILL NOT BE COMPROMISED. OTHERWISE, THE GWB AND GAWA COULD BE ADVERSELY RECALCULATED, AS DESCRIBED ABOVE.


6. Required Minimum Distribution Calculation (p. 45)

Please consider relocating the first paragraph of this subsection to the end, and making conforming changes to the section as it appears in each relevant GMWB section.

         RESPONSE: WE RESPECTFULLY DECLINE THIS COMMENT SINCE WE BELIEVE IT IS IMPORTANT FOR THE CONTRACT OWNER TO KNOW THAT NOTICE OF THE WITHDRAWAL IS NEEDED AND, THEREFORE, WE RESPECTFULLY ASSERT THAT IT IS APPROPRIATE TO KEEP THIS INFORMATION IN THE FIRST PARAGRAPH.


7. Power of Attorney (Part C)

Please provide a Power of Attorney that relates specifically to this new registration statement as required by Rule 483(b) of the 1933 Act.

         RESPONSE: WE WILL FILE A POWER OF ATTORNEY THAT CITES THE 1933 ACT NUMBER OF THIS FILING.


8.       Financial Statements, Exhibits, and Other Information

Any financial statements, exhibits, and other required disclosure not included in these registration statements must be filed in a pre-effective amendment to the registration statements.

         RESPONSE: ANY FINANCIAL STATEMENTS, EXHIBITS AND OTHER REQUIRED DISCLOSURE NOT INCLUDED IN THE INITIAL REGISTRATION STATEMENT WILL BE FILED WITH THE PRE-EFFECTIVE AMENDMENT.


9.       Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

     o the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

         RESPONSE: IF WE REQUEST AN ACCELERATED EFFECTIVE DATE, WE WILL FURNISH THE TANDY REPRESENTATION APPLICABLE TO OUR REQUEST, AS WELL AS OUR ASSERTION THAT WE KNOW OF NO IMPENDING ENFORCEMENT ACTION OR SUBSTANTIVE DISAGREEMENT WITH THE SEC STAFF THAT WOULD MAKE A TANDY REPRESENTATION APPROPRIATE.